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Exhibit 12.2

RFS Partnership, L.P.
Computation of Ratio of Earnings to Fixed Charges

	1997	1998	1999	2000	2001	2001 Adjusted	2001 Supplemental
						(Note A)	(Note B)
Ratio of Earnings to Fixed Charges:
Earnings
Net income (loss)	37,847	37,723	38,610	34,008	(14,886)	(17,708)	25,876
Add fixed charges	13,475	18,935	21,936	24,652	26,042	28,864	26,042
Add amortization of capitalized interest	38	73	100	115	115	115	115
Deduct capitalized interest	(1,000)	(1,400)	(1,100)	(600)

Total Earnings	50,360	55,331	59,546	58,175	11,271	11,271	52,033

Fixed Charges
Interest expensed, including amortization of debt costs	12,475	17,535	20,836	24,052	26,042	28,864	26,042
Capitalized interest	1,000	1,400	1,100	600

Total Fixed Charges	13,475	18,935	21,936	24,652	26,042	28,864	26,042

Ratio of Earnings to Fixed Charges:	3.7x	2.9x	2.7x	2.4x	0.4x	0.4x	2.0x

A.
For the purpose of computing the ratio of earnings to fixed charges, earnings consist of net income plus fixed charges, plus the amortization of capitalized interest and less capitalized interest. Fixed charges consist of interest, whether expensed or capitalized, and amortization of loan costs. For the year ended December 31, 2001, the ratio of earnings to fixed charges was less than 1:1 and earnings were insufficient to cover fixed charges by $14.8 million.

B.
The supplemental ratio of earnings to fixed charges is computed the same as described in footnote (A) except that net income is adjusted to add back the Hilton lease termination expense, net of deferred income taxes, of $40.8 million.

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RFS Partnership, L.P. Computation of Ratio of Earnings to Fixed Charges